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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MINORPLANET SYSTEMS USA, INC.
(FORMERLY @ TRACK COMMUNICATIONS, INC.)

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

04648 Y 20 4

(Cusip Number)

Gerry Quinn
The Erin Mills Investment Corporation
7501 Keele St., Suite 500
Concord, ONTARIO L4K 1Y2

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

David H. Oden
Haynes and Boone, LLP
2505 North Plano Road, Suite 4000
Richardson, Texas 75082

October 7, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04648Y 20 4

1.	Name of Reporting Person: The Erin Mills Investment Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 20,383,920

		8.	Shared Voting Power: 1,812,262

		9.	Sole Dispositive Power: 20,383,920

		10.	Shared Dispositive Power: 1,812,262

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,196,182

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 46.1%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 04648Y 20 4

1.	Name of Reporting Person: Erin Mills International Investment Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Barbados

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,812,262

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,812,262

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,812,262(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 3.7%

14.	Type of Reporting Person (See Instructions): CO

(1)Does not include 20,383,920 shares held by The Erin Mills Investment Corporation.

     This Amendment No. 1 to Schedule 13D amends that certain Schedule 13D dated October 7, 2003 and filed with the SEC on December 23, 2003, on behalf of The Erin Mills Investment Corporation, Erin Mills International Investment Corporation and Gerry C. Quinn. Upon further review and analysis, it has been determined that Mr. Quinn is not now nor has he ever been the beneficial owner of the shares of Minorplanet Systems USA, Inc. held by either The Erin Mills Investment Corporation or by Erin Mills International Investment Corporation. Therefore, Mr. Quinn was not the holder of 5% of the outstanding shares of Minorplanet Systems USA, Inc. on December 23, 2003 and was not required to join in the filing of the Schedule 13D with The Erin Mills Investment Corporation or Erin Mills International Investment Corporation.

Item 2 is hereby amended and restated in its entirety as follows:

Item 2.	Identity and Background

The Erin Mills Investment Corporation
7501 Keele St., Suite 500
Concord, ONTARIO L4K 1Y2

	(a)	Erin Mills International Investment Corporation

	(b)	Radley Court
Suite 200
Collymore Rock
St. Michael, Barbados
W.I.

	(c)	Investment.

	(d)	N/A

	(e)	N/A

	(f)	N/A

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.	Interest in Securities of the Issuer

	(a)	The Erin Mills Investment Corporation owns 20,383,920 shares of common stock, which is 42.1% of the shares of common stock outstanding. The Erin Mills Investment Corporation has beneficial ownership of 1,812,262 shares held by Erin Mills International Investment Corporation. The Erin Mills Investment Corporation has beneficial ownership of an aggregate of 22,196,182 shares of common stock. Erin Mills International Investment Corporation holds 1,812,262 shares. Erin Mills International Investment Corporation is not the beneficial owner of shares held by The Erin Mills Investment Corporation.

	(b)	Sole power to vote 20,383,920 shares is held by The Erin Mills Investment Corporation. Shared power to vote 1,812,262 shares is held by The Erin Mills Investment Corporation and Erin Mills International Investment Corporation.

(c)	On October 7, 2003, The Erin Mills Investment Corporation purchased 20,378,517 shares of common stock of Minorplanet Systems USA, Inc. from Minorplanet Systems plc for an aggregate purchase price of $1.00.

(d)	N/A

(e)	Although Gerry C. Quinn jointly filed that certain Schedule 13D dated October 7, 2003 and filed with the SEC on December 23, 2003, by The Erin Mills Investment Corporation, Erin Mills International Investment Corporation and Mr. Quinn, upon further review and analysis it was determined that Mr. Quinn is not the beneficial owner of shares of Minorplanet Systems USA, Inc. stock and Mr. Quinn hereby disclaims any beneficial ownership of such shares. Mr. Quinn has never been the beneficial owner of 5% of the outstanding shares of Minorplanet Systems USA, Inc.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Erin Mills Investment Corporation

February 23, 2004

Date

/s/ GERRY QUINN

By: Gerry Quinn, President

Erin Mills International Investment Corporation

February 23, 2004

Date

/s/ PETER A. SMITH

By: Peter A. Smith
Title: Director

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)